RECEIVED

2006 JUN 15 P 1:09

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Givaudan



06014434

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

SUPPL

Vernier, 12 June 2006
RG/rmj6785
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Givaudan SA discloses shareholding in own shares (potentially 6.51% of voting rights)	9 June 2006	H

We are of course at your disposal should you need any further information.

Yours sincerely,

Givaudan SA

P. de Rougemont   R. Garavagno

PROCESSED
JUN 16 2006
THOMSON FINANCIAL

Enclosures mentioned

Givaudan SA Legal Affairs
5, chemin de la Parfumerie CH-1214 Vernier-GenevaT. +4122 780 96 46 F. +4122 780 91 96
roberto.garavagno@givaudan.com www.givaudan.com

File N° 1263-28-82-5087

"ANDRE FILLIEZ, GIVAUDAN S.A." <afilliez@bloomberg.net> Sent by: afilliez@bloomberg.net	To	Roberto Garavagno/U/Givaudan@givaudan
	cc	
	bcc	
09.06.2006 16:06	Subject	GIVAUDAN SAYS IT HOLDS 6.51% OF ITS VOTING RIGHTS INCLUDING

GIVAUDAN SAYS IT HOLDS 6.51% OF ITS VOTING RIGHTS INCLUDING OPTI

This story matches the criteria set-up for the News Alert named "GIVAUDAN NEWS" for UUID 1198376.
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GIVAUDAN SA

Shareholding disclosure

In accordance with the Swiss Stock Exchange Act, Givaudan SA, 5 ch. de la Parfumerie, 1214 Vernier, Switzerland, discloses that on June 8, 2006, it held 430'612 own registered shares (carrying 5.82% of voting rights), 50'000 put options on own stock (short position, carrying potentially 0.68% of voting rights) and 900 call options on own stock (long position carrying potentially 0.01% of voting rights). Total holding carries potentially 6.51% of voting rights.